     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 11, 1997
                                                 Registration No. 333-
================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              -------------------

                                    FORM S-3

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                              -------------------

                           AMERICAN TELECASTING, INC.
             (Exact name of registrant as specified in its charter)

                              -------------------

            DELAWARE                                    4841                                     54-14869888
  (State or other jurisdiction       (Primary Standard Industrial Classification              (I.R.S. Employer
      of incorporation or                            Code Number)                            Identification No.)
         organization)

                              -------------------

                       5575 TECH CENTER DRIVE, SUITE 300
                        COLORADO SPRINGS, COLORADO 80919
                                 (719) 260-5533

              (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                              -------------------

                              ROBERT D. HOSTETLER
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                           AMERICAN TELECASTING, INC.
                       5575 TECH CENTER DRIVE, SUITE 300
                        COLORADO SPRINGS, COLORADO 80919
                                 (719) 260-5533

           (Name, address, including zip code, and telephone number, including area code, of agent for service)

                              -------------------

                                   Copies to:
                             ROBERT N. JENSEN, ESQ.
                            MCDERMOTT, WILL & EMERY
                              1850 K STREET, N.W.
                             WASHINGTON, D.C. 20006


APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or reinvestment plans, please check the following box.[ ]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in conjunction with dividend or interest reinvestment plans, check the following box.[X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.[ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.[ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.[ ]

                              -------------------

                        CALCULATION OF REGISTRATION FEE



===================================================================================================================
 Title of Each Class                             Proposed Maximum       Proposed Maximum
 of Securities to be        Amount to be        Offering Price per     Aggregate Offering          Amount of
      Registered             Registered              Share(1)               Price(1)           Registration Fee
-------------------------------------------------------------------------------------------------------------------
Common stock, par
value $.01 per share      1,629,507 shares          $1 11/16(2)            $2,749,793                $833
===================================================================================================================

(1)      Estimated solely for the purpose of calculating the registration fee.
(2) Calculated in accordance with Rule 457(c) under the Securities Act based upon the last reported sale price of securities of the same class on April 8, 1997, as quoted on the Nasdaq National Market.

                              -------------------

         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                                                           SUBJECT TO COMPLETION
                                                           APRIL 11, 1997

                       [AMERICAN TELECASTING, INC. LOGO]

                        1,629,507 SHARES OF COMMON STOCK

                              -------------------

         All of the 1,629,507 shares of Class A Common Stock, par value $0.01 per share (the "Common Stock"), of American Telecasting, Inc. ("ATI" or the "Company") offered hereby (the "Shares") are being offered by the Selling Shareholders named herein under the caption "Selling Shareholders" (the "Selling Shareholders") and are presently outstanding. ATI will not receive any proceeds from the sale of the Shares by the Selling Shareholders. The Shares were, or will be, issued by ATI to the Selling Shareholders upon the conversion of outstanding shares of ATI's Series B Convertible Preferred Stock sold to the Selling Shareholders in a private placement in October 1996, as more fully described herein. This Prospectus is to be used in connection with the sale of the Shares from time to time by the Selling Shareholders.

         ATI has agreed with the Selling Shareholders to register the Shares offered hereby. ATI has also agreed to pay certain fees and expenses incident to such registration. It is estimated that the fees and expenses payable by ATI in connection with the registration of the Shares will be approximately $50,000. ATI intends to keep the registration statement, of which this Prospectus is a part, effective for a period of no longer than 365 days from the date of this Prospectus.

         The Common Stock is quoted on The Nasdaq Stock Market (National Market) under the symbol "ATEL." On April 8, 1997, the last reported sale price for the Common Stock was $1 11/16 per share.

         The Selling Shareholders may, from time to time, sell all or part of the Shares offered hereby on the Nasdaq Stock Market or any other securities exchange on which the Common Stock is then traded or in the over-the-counter market, at prices and at terms then prevailing, or in negotiated transactions or otherwise. The price at which any of the Shares may be sold, and the commissions, if any, paid in connection with any sale, are unknown and may vary from transaction to transaction. See "Plan of Distribution." Upon the sale of the Shares offered hereby, Selling Shareholders and participating agents, brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act of 1933 (the "Securities Act") and commissions or discounts or any profit received on the sale of such securities by them may be deemed to be underwriting commissions or discounts under the Securities Act. The Selling Shareholders have advised ATI that, as of the date hereof, they have made no arrangements with any brokerage firm for the sale of their Shares.

                              -------------------

         THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 8 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

                              -------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
          PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                              -------------------

                 THE DATE OF THIS PROSPECTUS IS       , 1997.

                             AVAILABLE INFORMATION

         ATI has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-3 (together with all amendments, exhibits, schedules and supplements thereto, the ("Registration Statement") under the Securities Act, for the registration of the securities offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain items of which are contained in exhibits and schedules to the Registration Statement as permitted by the rules and regulations of the Commission. For further information with respect to ATI and the securities offered hereby, reference is made to the Registration Statement, including the exhibits thereto, and financial statements and notes incorporated by reference herein. Statements made in this Prospectus concerning the contents of any document referred to herein are not necessarily complete. With respect to each such document filed with the Commission as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

         ATI is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files reports and other information with the Commission. Such reports, proxy statements and other information filed by ATI with the Commission may be inspected at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, or at its regional offices located at the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained from the public reference section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

         The following documents have been filed by ATI with the Commission pursuant to the requirements of the Exchange Act and are hereby incorporated herein by reference and made a part of this Prospectus:

         (i) ATI's Annual Report on Form 10-K for the fiscal year ended December 31, 1996;
         (ii)  ATI's Proxy Statement for its 1997 Annual Meeting of
               Stockholders;
         (iii) ATI's Current Report on Form 8-K dated January 13, 1997;
         (iv)  ATI's Current Report on Form 8-K dated February 26, 1997; and
         (v)   ATI's Current Report on Form 8-K dated March 18, 1997.

         All reports and other documents filed with the Commission by ATI pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering made by this Prospectus shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents. Any statement incorporated or deemed to be incorporated by reference herein shall be deemed to be modified, replaced, or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         ATI will provide without charge to each person to whom a copy of this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the documents incorporated by reference herein (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into this Prospectus). Requests should be directed to:

                           American Telecasting, Inc.
                       5575 Tech Center Drive, Suite 300
                        Colorado Springs, Colorado 80919
                      Attention: Securityholder Relations
                        Telephone number: (719) 260-5533

                                  THE COMPANY

    All statements contained herein that are not historical facts, including but not limited to, statements regarding the Company's plans for future development and operation of its business, are based on current expectations. These statements are forward looking in nature and involve a number of risks and uncertainties. Actual results may differ materially. Among the factors that could cause actual results to differ materially are the following: a lack of sufficient capital to finance the Company's business plan on terms satisfactory to the Company; pricing pressures which could affect demand for the Company's service; changes in labor, equipment and capital costs; unavailability of digital compression technology and equipment at reasonable prices; the Company's inability to incorporate digital compression technology into certain of its subscription television systems in a cost efficient manner; the Company's inability to develop and implement new services such as high-speed Internet access and telephony; the Company's inability to obtain the necessary authorizations from the Federal Communications Commission ("FCC") for such new services; competitive factors, such as the introduction of new technologies and competitors into the wireless communications business; a failure by the Company to attract strategic partners; general business and economic conditions; and the other risk factors described from time to time in the Company's reports filed with the Securities and Exchange Commission ("Commission"). The Company wishes to caution readers not to place undue reliance on any such forward looking statements, which statements are made pursuant to the Private Securities Litigation Reform Act of 1995, and as such, speak only as of the date made.

GENERAL

    The Company was formed in 1988 to develop wireless cable television systems in mid-sized markets throughout the United States. As of December 31, 1996, the Company provided subscription television service to approximately 179,800 subscribers through 38 operational wireless cable systems located in selected U.S. markets (the "Developed Markets"). The Company also has significant wireless cable (microwave) frequency interests in 16 other U.S. markets (the "Undeveloped Markets" and together with the Developed Markets, the "Markets"). As of December 31, 1996, the Company had approximately 12.0 million Estimated Households in Service Area in its Markets, although some of these households will be "shadowed" and unable to receive the services offered by the Company due to certain characteristics of the particular market, such as transmitter height and transmission power, terrain and foliage ("Line-of-Sight Constraints").

    Wireless cable systems use microwave frequencies licensed by the FCC to transmit signals over the air from a transmission tower to a microwave receiver installed at the customer's home or business. Wireless cable systems transmit signals over coverage areas of approximately 20 to 40 miles from their central transmission point, although increases in transmission power and other factors may expand the coverage area of a system to approximately 40 to 50 miles from the central transmission point. Because microwave signals are transmitted over the air, wireless cable technology does not require the large networks of cable and amplifiers utilized by franchise cable operators to deliver services. Thus, wireless cable technology has been developed as a reliable, yet relatively low cost medium to provide service to customers in single family homes, multiple dwelling units and commercial properties.

    The Company was incorporated in Delaware in December 1988 and has its principal executive offices at 5575 Tech Center Drive, Suite 300, Colorado Springs, Colorado 80919. The Company's telephone number is (719) 260-5533. The Company operates its business through its subsidiaries. Except as otherwise indicated, references in this Report to "ATI" or the "Company" refer to American Telecasting, Inc. and its subsidiaries collectively.

BUSINESS STRATEGY

    Since inception, the Company has focused principally on developing wireless cable systems to provide multiple channel television programming similar to that offered by franchise cable companies. The Company's primary strategy has been to develop systems in mid-sized markets where terrain and other conditions are well suited to wireless cable service. To attract subscribers in these markets, the Company has sought to exploit the cost advantage that wireless cable has over other subscription television services by offering the most popular programming (including "basic" channels such as ESPN, CNN, USA Network, Nickelodeon, Discovery, regional sports channels, MTV, local broadcast channels, and one to three "premium" channels such as Home Box Office, Showtime and The Disney Channel) at affordable prices and by emphasizing a strong commitment to customer service. In developing and implementing its business strategy, the Company also has sought to maintain the flexibility to adapt to new technologies such as digital compression and interactive services.

    During 1996, the Company's business strategy evolved to adapt to the significant regulatory and technological changes that have occurred recently in the telecommunications industry and to the Company's capital constraints. Since early 1996 the Company has taken certain actions aimed at reducing its costs and conserving its capital, including reductions in the size of the Company's workforce and decreases in capital expenditures and discretionary expenses. Management now believes that the most promising use of the Company's wireless assets may be to provide a variety of digital wireless services, instead of the traditional analog-based technology utilized by the Company to date. Such digital wireless services could include digital video (i.e., subscription television), high-speed Internet access, and telephony services. A successful deployment of such services might include the full bundle of broad band (i.e., video and high-speed Internet) and narrow band (i.e., telephony) services.

Digital Video Service

    Digital video is capable of delivering a significantly expanded number of high quality channels of compressed video programming services, including off-air programming. Digital compression allows the capacity of each wireless cable channel to increase by four to ten times. The first fully operational commercial microwave digital video system in North America was launched in Canada in late 1996. To date, no wireless cable operator has commercially introduced digital video compression technology in the United States, although a number of wireless cable operators, including the Company, have successfully tested such technology in their systems and have announced various plans for commercial deployment. While management believes that the Company is generally prepared for the introduction of digital video compression in certain of its markets, the purchase of digital video compression transmission and receiving equipment would involve substantial capital expenditures, which the Company is not in a position to make at this time. In addition, although the FCC generally authorized the use of digital technologies in 1996, further specific authorizations must be obtained from the FCC and affected FCC licensees and applicants on a market-by-market basis in order for the Company to begin offering digital video service. To the extent that the Company is able to implement digital compression technology in any of its markets, management anticipates that this expanded channel capacity will increase the Company's opportunities to compete with other providers of video services. In addition, the application of digital compression may result in the availability of channel capacity for other services, as described below.

High-Speed Internet Access Service

    The Company is working to deploy high-capacity, high-speed Internet access service in certain of its markets. During 1996, the Company, along with other industry participants, successfully tested a two-way wireless Internet technology at the Company's Lakeland, Florida system using existing transmission and reception equipment. This test confirmed that wireless cable frequencies are capable of delivering two-way Internet access at speeds that are significantly faster than speeds commonly available using conventional telephone lines. However, before the Company may begin offering two-way Internet access on a commercial basis, it must secure certain regulatory approvals from the FCC. The Company, together with other wireless cable operators, petitioned the FCC in March 1997 to expand its digital authorizations to permit two-way transmission.

         Prior to any two-way authorization, the Company intends to deploy an asymmetrical (i.e., one-way) high-speed Internet access service in its Colorado Springs, Colorado system during the second quarter of 1997. This technology utilizes a high-speed wireless cable modem for downstream Internet access, while relying on a telephone line for upstream Internet access. The Company's plan in deploying a one-way high-speed Internet service in Colorado Springs is to establish the commercial viability of its service by confirming the reliability and performance of the technologies involved and exploring the level of customer demand for such service. Based upon the Company's experience in Colorado Springs, available capital and other factors, it will consider a broader deployment of commercial Internet services in other markets.

Telephony Service

    The Company is considering using its wireless spectrum to deliver telephony services. Although the development of such telephony services is in its early stages, management believes that the Company's wireless spectrum may be capable of providing "local loop" telephone service in the future.

    While the Company intends to continue its development efforts with respect to local loop telephone service, the introduction of such service in any of the Company's markets would involve substantial capital expenditures, which the Company is not in a position to make at this time. The Company's ability to commence delivery of wireless local loop service will also depend upon successful development of wireless local loop technology and equipment and the availability of appropriate transmission and reception equipment on satisfactory terms. Regulatory approvals and changes, especially routine two-way licensing of the radio spectrum used by the Company, also would be required before the Company could commercially introduce local loop telephone service.

CERTAIN REQUIREMENTS AND UNCERTAINTIES

    While the Company has begun planning and testing of the digital wireless services described above, it has not yet introduced any of these services. The Company's ability to introduce these services on a commercial basis will depend on a number of factors, including the availability of sufficient capital, the success of the Company's development efforts, competitive factors (such as the introduction of new technologies or the entry of competitors with significantly greater resources than the Company), the level of consumer demand for such services, the availability of appropriate transmission and reception equipment on satisfactory terms, and the Company's ability to obtain the necessary regulatory changes and approvals. The Company expects that the market for any such additional services will be extremely competitive.

    There can be no assurance that sufficient capital will be available on terms satisfactory to the Company, or at all, to fund the introduction of such digital wireless services, that the Company's development efforts will be successful, that the Company will be able to obtain the necessary regulatory approvals and changes to commercially introduce such services, that there will be sufficient customer demand for such services to justify the cost of their introduction in any of the Company's markets, or that the Company will be successful in competing against existing or new competitors in the market for such digital wireless services.

    The Company will require significant additional capital to fully implement its digital strategy. To meet such capital requirements, the Company is pursuing opportunities to enter into strategic relationships or transactions with other providers of telecommunications services. These relationships could provide the Company with access to technologies, products, capital and infrastructure. Such relationships or transactions could involve, among other things, joint ventures, sales or exchanges of stock or assets, or loans to or investments in the Company by strategic partners. As of the date of this Prospectus, except for the BellSouth Agreement (as defined herein), the Company has not reached any agreements or understandings with respect to such strategic relationships or transactions and there can be no assurance that any such agreements or understandings will be reached.

    During 1997, the Company intends to continue to operate its Developed Markets principally as an analog wireless cable business. However, because of its current financial condition and its revised business strategy, the Company does not plan to make the capital expenditures necessary to add enough new subscribers to replace those subscribers that choose to stop receiving the Company's service. Moreover, at this time, the Company does not generally intend to further develop any of its Undeveloped Markets using analog technology. Thus, the Company anticipates that its analog customer base will decrease somewhat during 1997. As the Company's analog subscriber base decreases, its revenues are expected to decrease unless and until it is able to successfully introduce other revenue-producing wireless services, such as those described above.

RECENT DEVELOPMENT

    On March 18, 1997, the Company entered into a definitive agreement (the "BellSouth Agreement") with BellSouth Corporation and BellSouth Wireless Corporation ("BellSouth Wireless") providing for the sale of all of the Company's Florida and Louisville, Kentucky wireless cable assets (the "Southeastern Assets") to BellSouth Wireless (the "BellSouth Transaction"). The Southeastern Assets include operating wireless cable systems in Orlando, Lakeland, Jacksonville, Daytona Beach, and Ft. Myers, Florida and Louisville, Kentucky and wireless cable channel rights in Bradenton, Naples, Sebring and Miami, Florida. As of December 31, 1996, the Southeastern Assets represented approximately 2.6 million Estimated Households in Service Area and served over 35,000 subscribers.

    Pursuant to the BellSouth Agreement, the purchase price for all of the Southeastern Assets will range from $67.9 million to $103.2 million, depending upon the number of wireless cable channel rights that are ultimately transferred to BellSouth Wireless. A first closing is expected to occur when all necessary third party and governmental consents to the assignment of a minimum number of channel positions in Orlando, Jacksonville, Daytona Beach, Ft. Myers, Miami, Lakeland, Bradenton and Louisville have been obtained, which the Company expects will occur prior to the end of the fourth quarter of 1997. The remainder of the Southeastern Assets will be sold upon the satisfaction of certain closing conditions that are specific to the markets involved, but in no event later than two years after the date of the first closing.

    The BellSouth Agreement grants BellSouth Wireless a right of first refusal in the event of a proposed sale by the Company of any wireless cable channel rights that the Company owns or subsequently develops in Florida, Georgia, Alabama, Mississippi, Louisiana, Kentucky, Tennessee, North Carolina or South Carolina. The BellSouth Agreement also contains a covenant not-to-compete that prohibits the Company from competing with BellSouth Wireless in the video distribution business in the Florida and Louisville, Kentucky basic trading areas ("BTAs") for a period of five years from the closing date.

    The BellSouth Agreement contains customary conditions to closing, including the expiration of applicable waiting periods under the federal antitrust laws and the satisfaction of all applicable regulatory requirements. There can be no assurance that all of such conditions will be satisfied or that the BellSouth Transaction will be consummated.

    The Company also has granted to BellSouth Wireless an option to purchase for $9.0 million the Company's wireless cable channel rights in Yuba City, California and the Company's Yuba City and Sacramento, California BTA authorizations. The option can be exercised by BellSouth Wireless at any time within 18 months after the date of the BellSouth Agreement.

                                  RISK FACTORS

         In addition to the other information contained or incorporated by reference in this Prospectus, the following factors should be considered carefully in evaluating an investment in the Common Stock offered by this Prospectus.


    Cash Flow Required to Service Substantial Indebtedness. The Company is highly leveraged. As of December 31, 1996, the Company had $277.6 million of outstanding indebtedness and stockholders' equity of $3.1 million. The indentures (the "Indentures") relating to the Company's 14 1/2% Senior Discount Notes due 2004 (the "2004 Notes") and the Company's 14 1/2% Senior Discount Notes due 2005 (the "2005 Notes") (collectively, the "Notes") may permit the Company to incur additional indebtedness in the future, subject to certain limitations. Subject to the terms of the Indentures, certain indebtedness of ATI's subsidiaries may be secured by the assets of ATI and its subsidiaries.

    On February 26, 1997, the Company entered into a $17.0 million credit facility (the "Credit Facility") with Banque Indosuez, New York Branch (the "Bank"). The term of the Credit Facility is up to twelve months. The loan must be repaid earlier than the specified termination date and certain mandatory prepayments must be made with proceeds from debt issuances or certain asset sales, including the BellSouth Transaction. The Credit Facility bears interest at a rate of 12.5%, which rate shall increase by 0.50% per quarter. Borrowings under the Credit Facility are secured by a security interest in favor of the Bank in substantially all of the assets of ATI and its subsidiaries. The Credit Facility is further secured by a pledge of the stock of substantially all of ATI's subsidiaries as well as a pledge of the note due to the Company from its Fresno subsidiary. At the closing of the Credit Facility, the Company also delivered to the Bank 4,500 bond appreciation rights ("BARs") and an option to exercise 141,667 debt warrants or 141,667 equity warrants. The debt warrants give the holder the right to increase the principal amount of the loan by $6.00 per warrant, or the right to require the Company to purchase the debt warrant for $6.00 per warrant. The debt warrants are exercisable or puttable during a five-day period beginning on the earlier of one year from the date of issuance, or notice that payment in full of the Credit Facility has occurred or will occur shortly. The equity warrants give the holder the right to purchase up to 141,667 shares of the Company's Common Stock for a price of $3.281 per share. Pursuant to the option agreement relating to the warrants, the equity warrants become exercisable only to the extent that the holder elects not to exercise or put the debt warrants or, if the holder elects to put the debt warrants to the Company, the Company fails to make payment therefor within the time required. Amounts payable in connection with the BARs are based upon the appreciation in price of $4.5 million face value of the Company's 2004 Notes. The BARs are exercisable after the earlier of June 15, 1999 or the occurrence of an Event of Default under the 2004 Notes. The payment due upon exercise of each BAR is equal to the market price of the 2004 Notes on the closing date less $290. The net value of the BARs is payable to holders of the BARs in cash. The Company has deposited $1.0 million in escrow to satisfy certain interest obligations under the Credit Facility.

         Since inception, the Company's cash flow from operations has been insufficient to cover its fixed charges. There can be no assurance that ATI will be able to generate sufficient cash flow in the future to cover required interest and principal payments associated with its outstanding indebtedness. Commencing December 15, 1999, cash interest on the 2004 Notes will be payable at the rate of 14.5% per annum (approximately $28.5 million per annum). Commencing February 15, 2001, cash interest on the 2005 Notes will be payable at the rate of 14.5% per annum (approximately $29.2 million per annum). The full principal amount of the 2004 Notes, which is approximately $196.9 million, will become due on June 15, 2004. The full principal amount of the 2005 Notes, which is approximately $201.7 million, will become due on August 15, 2005. Many factors, some of which will be beyond ATI's control, will affect its cash flow from operations and, thereby, its ability to service its indebtedness. If ATI were to be unable to meet interest and principal payments on its outstanding indebtedness in the future, it may, depending upon the circumstances which then exist, find it necessary to seek additional equity or debt financing, refinance its existing indebtedness or sell assets to raise funds to repay its indebtedness. Any such actions may require the approval of existing and future lenders to ATI or its subsidiaries or be limited by the terms of the instruments relating to their indebtedness, including the Indentures. There can be no assurance that sufficient equity or debt financing would be available or, if such financing were available, that it would be on terms acceptable to ATI. In addition, there can be no assurance that ATI would be able to refinance its existing indebtedness or that sufficient funds could be raised through asset sales.

         History of Losses; Negative Tangible Net Worth and Operating Cash Flow. Historically, the Company has generated operating and net losses on a consolidated basis and can be expected to do so for the foreseeable future. Such losses may increase as the Company's analog subscriber base declines, unless and until the Company is able to successfully introduce other revenue-producing wireless services. As a result of its history of net losses, the Company currently has a negative tangible net worth and expects that negative stockholders' equity will result before March 31, 1997. A negative tangible net worth or stockholders' equity position has significant implications including, but not limited to, non-compliance with Nasdaq National market listing criteria. If the Company ceases to satisfy the Nasdaq National Market listing criteria, its Common Stock will be subject to delisting, unless an exception is granted by the National Association of Securities Dealers. If an exception is not granted, trading in the Common Stock would thereafter be conducted in the over-the-counter market. Consequently, it would be more difficult to dispose of, or to obtain accurate quotations as to the price of the Common Stock. Delisting could result in a decline in the trading market for the Common Stock, which could potentially depress the Company's stock and bond prices, among other things. The Company believes that the proceeds of the BellSouth Transaction, if consummated, will help bring the Company into compliance with the Nasdaq National Market listing criteria. However, there can be no assurance that the Company will be able to achieve or sustain positive tangible net worth, stockholders' equity, cash flow from operations or net income in the future.

         Significant Future Capital Needs. The Company will require significant additional capital to fully implement its digital strategy. As a result of certain limitations contained in the Indentures, the Company's total borrowing capacity outside the 2004 Notes and the 2005 Notes is currently limited to $17.5 million and its additional borrowing capacity was limited to approximately $8.2 million as of December 31, 1996. The Company expects that it will utilize the Credit Facility to borrow all amounts that it is permitted to borrow under the terms of the Indentures. Thus, the Company does not expect to be able to raise additional debt capital in the foreseeable future. Moreover, under current market conditions, the Company does not expect to be able to raise additional capital by issuing equity securities. In the future, the issuance of moderate amounts of certain types of new equity could, under
Section 382 of the Internal Revenue Code, require the Company to pay income taxes on gains received on asset sales because of the Company's inability to fully offset such gains against net operating loss carryforwards. There can be no assurance that the Company will be able to obtain additional capital on satisfactory terms, or at all, to meet its future financing needs.

         Declining Revenue Base; Inability to Implement Revised Business Strategy. During 1996, the Company's business strategy evolved to adapt to the significant regulatory and technological changes that have occurred recently in the telecommunications industry and to the Company's capital constraints. Management now believes that the most promising use of the Company's wireless assets may be to provide a variety of digital wireless services, instead of the traditional analog-based technology utilized by the Company to date. Such digital wireless services could include digital video (i.e., subscription television), high-speed Internet access and telephony services. While the Company has begun planning and testing of these wireless services, it has not yet introduced any of these services. As more fully described above under "Business -- Certain Requirements and Uncertainties," the Company's ability to introduce these services will depend on a number of factors, including the availability of sufficient capital, competitive factors (such as the introduction of new technologies or the entry of competitors with significantly greater resources than the Company), the level of consumer demand for such services, and the Company's ability to obtain the necessary regulatory changes and approvals. There can be no assurance that the Company will be able to successfully introduce other revenue-producing wireless services.

         During 1997, the Company intends to continue to operate its Developed Markets principally as an analog wireless cable business. However, because of its current financial condition and its revised business strategy, the Company does not plan to make the capital expenditures necessary to add enough new subscribers to replace those subscribers that choose to stop receiving the Company's service. Moreover, at this time, the Company does not generally intend to further develop any of its Undeveloped Markets using analog technology. Thus, the Company anticipates that its analog customer base will decrease somewhat during 1997. As the Company's analog subscriber base decreases, its revenues are expected to decrease unless and until it is able to successfully introduce other revenue-producing wireless services. If the Company's capital resources are not sufficient to finance its operations, either in 1997 or thereafter, the Company will be required to curtail its operations and development plans, which curtailment could involve, among other things, a complete cessation of new customer addtions.

         Possible Non-Consummation of Strategic Relationships. The Company is pursuing opportunities to enter into strategic relationships with other providers of telecommunications services to provide the Company with access to technologies, products, capital and infrastructure. As of the date of this Prospectus, the Company has not reached any agreements or understandings with respect to such relationships, and there can be no assurance that any such agreements or understandings will ever be reached. If any agreements or understandings are reached, consummation of such strategic relationships likely will require the consent of holders of the Notes.

         Limited Operating History; Early Stage Company. The Company first began providing subscription television service in December 1989. Prospective investors, therefore, have limited historical financial information about the Company upon which to base an evaluation of the Company's performance and an investment in the Common Stock. In addition, prospective investors should be aware of the difficulties encountered by enterprises in early stages of development, especially in view of the intense competition that is characteristic of the subscription television industry. Given the Company's limited operating history, there can be no assurance that it will be able to achieve or sustain positive cash flow from operations or compete successfully in the telecommunications industry.

         Prohibition on Subsidiaries Transferring Funds to ATI. Certain of the Company's debt instruments contain covenants prohibiting certain of ATI's subsidiaries from transferring funds in the form of cash dividends, loans or advances to ATI. ATI's ability to use operating cash flow from one system to support development of other systems and to pay ATI's administrative expenses is limited by such covenants. In addition, the Indentures prohibit ATI from declaring cash dividends, among other things.

         Competition and New Technologies. The subscription television industry is highly competitive. Currently, the Company's existing and potential competitors consist of a broad range of companies engaged in the communications and entertainment businesses, including cable operators, digital satellite program providers, television networks and home video products companies. In the future, the Company expects to face intense competition from numerous other companies offering video, audio and data products and services. Many of the Company's existing or potential competitors have substantially greater name recognition and financial, technical and human resources than the Company and may be better equipped to develop and operate systems providing subscription television service, high-speed Internet access and technology services.

         Regulation. The right to broadcast on wireless cable frequencies is heavily regulated by the FCC. The FCC has authorized access for wireless cable service to a series of channel groups, consisting of certain channel groups specifically allocated for wireless cable ("MDS"), and other channels originally authorized for educational purposes ("ITFS"), although excess capacity can be leased from ITFS liensees by wireless cable providers. Currently, up to 33 total channels are potentially available for licensing, lease or purchase by wireless cable companies in each market. Up to 13 channels in any given market typically can be owned by commercial operators for full-time usage without programming restrictions. The remaining 20 channels in a given market generally are allcoated for ITFS use. FCC rules generally prohibit the ownership or leasing of MDS and ITFS authorizations by cable companies if the MDS facility is located within 35 miles, or the ITFS facility is located within 20 miles, of the cable company's franchise or service areas. Pursuant to the 1996 Act, the cable-MDS rule does not apply to a cable operator in a franchise area in which the operator is subject to effective competition.

         Authorizations have been issued, or are currently pending, for the majority of MDS wireless cable licenses in most major U.S. markets, and, as discussed below, under the current regulatory structure, only holders of a BTA authorization may apply for available MDS frequencies within the BTA. In a number of markets, certain ITFS frequencies are still available. However, except as noted below, eligibility for ownership of ITFS licenses is limited to accredited educational institutions, governmental organizations engaged in the formal education of enrolled students and non-profit organizations whose purposes are educational and include providing educational and instructional television material to such accredited institutions and governmental organizations ("qualified ITFS educational entities"). Non-local applicants must demonstrate that they have arranged with local educational entities to provide them with programming and that they have established a local programming committee.

         Recently, the FCC conducted an auction of the rights to apply for and obtain available MDS licenses in 493 designated BTAs. While the Company was the winning bidder in 59 BTAs, it did not win the BTA rights in all of its operational or target markets. To the extent that the Company wishes to obtain new licenses or certain modifications to its existing licenses in these BTAs, it will be required to negotiate with the BTA owner for approval of such licenses or modifications. The requirement for approval of new licenses and certain license modifications by the FCC, as well as the BTA owner in BTAs not owned by the Company, could delay or impede the Company's ability to launch new systems and/or expand the capacity of its existing systems. FCC licenses are limited in duration and subject to renewal procedures. While current FCC rules are intended to promote development of a competitive subscription television industry, the rules and regulations affecting the subscription television industry could change, and any future changes in FCC rules, regulations, policies or procedures could have a negative impact on the industry as a whole and the Company in particular.

         On July 10, 1996, the FCC adopted an Order in which it authorized the interim use of certain digital compression technologies for the provision of video, voice and data services over MDS and ITFS frequencies. Such technology may be utilized by a wireless cable operator or an MDS or ITFS licensee, after applying for, and being granted, such an authorization by the FCC. The Company has filed, and will continue to file, applications for digital authorizations in many of its markets. The FCC has begun granting digital authorizations. Upon receiving a digital authorization, a licensee also may transmit one-way downstream Internet service. The Company, along with other wireless cable industry companies, petitioned the FCC in March 1997 to expand its digital authorizations to permit the grant of applications for two-way transmission of interactive services over MDS and ITFS frequencies. The petition proposes rule changes necessary for the FCC to routinely grant wireless cable companies the right to implement two-way wireless services without licensing delays. There can be no assurance that the petition will be granted, or if granted, that the Company will be able to develop commercially successful products using two-way transmission.

         Certain of the Company's MDS applications were filed prior to adoption of the BTA rules. Once such MDS applications are processed by the FCG and the Company resolves any deficiencies identified by the FCC, a conditional license is expected to be issued, allowing construction of the station to commence. Construction of such stations generally must be completed within one year after the date of grant of the conditional license. ITFS authorization holders generally have 18 months within which to construct the station. All ITFS licenses have terms of ten years and most current non-BTA MDS licenses will expire on May 1, 2001. The FCC's standards for renewal of MDS and ITFS licenses are similar to those for other FCC licenses. Licenses also may be revoked for cause in a manner similar to other FCC licenses. FCC rules prohibit the sale for profit of an MDS authorization not obtained by auction or of a controlling interest in the licensee of such a facility prior to construction of the station or, in certain instances, prior to the completion of one year of operation. The FCC, however, does permit the leasing of 100% of an MDS licensee's spectrum capacity to a third party and the granting of options to purchase a controlling interest in an authorization once the required time period has lapsed.

         The Company is also subject to various FCC regulatory limitations relating to ownership and control. The Communications Act and FCC rules require the FCC's approval before a license may be assigned or control of the holder of a license may be transferred. Moreover, the Act provides that certain types of licenses, including those for MDS stations, may not be held directly by corporations of which non-U.S. citizens or entities ("Aliens") own of record or vote more than 20% of the capital stock. In situations in which such an FCC license is directly or indirectly controlled by another corporation, Aliens may own of record or vote no more than 25% of the controlling corporation's capital stock.

         In light of these restrictions, ATI amended its certificate of incorporation in April 1995 to require that all of its officers and directors be U.S. citizens and to empower the Board of Directors to redeem ATI's outstanding capital stock to the extent necessary to protect the loss or secure the reinstatement of any license or franchise from any governmental agency if a situation arises whereby more than the permitted percentage of outstanding capital stock of ATI is owned or voted by Aliens. Moreover, the amendments adopted in April 1995 provide that, in such circumstances, no transfers of shares may be made to Aliens and shares causing ATI to exceed the statutory limit may neither be voted, receive dividends, nor be entitled to any other rights, until transferred to U.S. citizens.

         On February 8, 1996, the Telecommunications Act of 1996 (the "1996 Act") became law. Among other things, the 1996 Act eliminates the cable/telephone cross-ownership restriction, allowing a telephone company the option of providing video programming within its telephone service area over a cable system or other video delivery system. Conversely, cable companies are now permitted to provide telephone services. The 1996 Act also limits and, in some cases, eliminates FCC regulation of cable rates established by the Cable Television Consumer Protection and Competition Act of 1992 (the "1992 Cable Act"), depending upon the size of the cable system and whether the system is subject to effective competition and the nature of the rate. Specifically, regulation of upper tier rates is scheduled to end March 31, 1999. Moreover, small cable operators and systems subject to effective competition are now exempt from rate regulation as a result of the 1996 Act. The 1996 Act vests the FCC with exclusive jurisdiction over the provision of DBS service and preempts the authority of local authorities to impose certain taxes on such service.

         Wireless cable operators are subject to regulation by the Federal Aviation Administration and the FCC with respect to construction of transmission towers and certain local zoning regulations affecting construction of towers and other facilities. There also may be restrictions imposed by local authorities, neighborhood associations and other similar organizations limiting the use of certain types of reception equipment used by the Company and its subsidiaries.

         Legislation has been introduced in several states that would authorize state and local authorities to impose taxes on providers of video programming, including wireless cable operators, based upon their gross receipts. Because the nature of any such legislation if enacted, is unknown, the Company cannot predict what impact such legislation would have upon its operations.

         The Company's Lakeland system (which was acquired in September 1994) consists of a hybrid of wireless cable and franchise cable, the latter being utilized to serve areas that are not reached by the system's microwave signals or to distribute programming to limited areas, such as apartment buildings, housing subdivisions and mobile home parks. This system is deemed a "cable company" under the Communications Act and the FCC's rules promulgated thereunder. As such, this system is subject to regulation under some or all of the federal, state and local rules that govern traditional franchise cable operators.

         Similarly, the Company's subscription television assets in Cincinnati, Ohio include both wireless cable and SMATV facilities, the latter of which have been deemed by the FCC to constitute cable systems. By letter dated October 17, 1996, the FCC provided a temporary waiver of the cable/MDS cross-ownership rules to allow the common ownership and operation of these facilities, which will expire on November 5, 1997. By that date, the Company will be required to take all actions necessary to comply with these rules, including possible divestiture.

         Future changes in the foregoing regulations, or any other regulations applicable to the Company, could have a material adverse effect on the Company's results of operations and financial condition.

         Dependence Upon Program Material and Channel Lease Agreements. The Company has fixed-term contracts with various program suppliers, such as ESPN, HBO and Showtime. These contracts generally cover a period of two years and are typically renewable upon expiration. Although the Company has no reason to believe that these contracts will be terminated or will not be renewed upon expiration, if the contracts are not renewed for any reason, the Company will be required to seek program material from other sources. While recent legislation requires that vertically integrated multiple cable system operators sell programming to their competitors on fair and reasonable terms, that legislation is the subject of various legal challenges. If the legislation were to be found unconstitutional or were superseded by legislation adopting less restrictive requirements for programmers, programmers might raise their prices or make their programs unavailable to the Company.

         The Company is also dependent on long-term leases with third parties for the majority of its wireless cable channels. Under FCC rules, the term of certain of the leases cannot exceed the term of the license granted by the FCC to the lessor (typically ten years). While many of the Company's leases provide for automatic renewals, or require the parties to negotiate renewals in good faith upon expiration, there can be no assurance that these leases will be renewed or extended beyond their current terms or on terms satisfactory to the Company. Similarly, the failure by these lessors to comply with the terms of their FCC authorizations or the FCC's rules could result in the termination or forfeiture of their authorizations or denial of their renewal by the FCC. Such terminations, forfeitures or denials of renewal by the FCC or failure to obtain renewal of channel lease agreements would result in the Company's having to reduce the amount of programming it offers.

         Difficulties and Uncertainties of a New Industry. While wireless cable television is not a new technology, it is a new industry with a short operating history. Potential investors should be aware of the difficulties and uncertainties that are normally associated with new industries, such as lack of consumer acceptance, difficulty in obtaining financing, increasing competition, advances in technology and changes in laws and regulations. There can be no assurance that the wireless cable industry will develop and survive as a viable industry.

         Physical Limitations of Wireless Cable Transmission. In order to be effective, wireless cable transmission requires a clear "line-of-sight" between the microwave transmitter located on the operator's transmission antenna and the microwave receiver located on a subscriber's home or building. A portion of the homes within a wireless cable operator's broadcast signal area may be unable to receive wireless cable service due to signal obstructions such as hills, tall buildings and dense foliage. Certain of these signal blockages can be ameliorated by increasing transmission power and using engineering techniques such as pre-amplifiers, beam benders and signal repeaters, which increase the cost per subscriber. Franchise cable operators do not have line-of-sight concerns and, therefore, may have a competitive advantage over wireless cable operators in those areas where the reception of wireless cable signals is difficult or impractical.

         Minority Interests in Certain Subsidiaries. ATI is a holding company that conducts most, and may in the future conduct all, of its business through its subsidiaries. ATI's subsidiaries include non-operating subsidiaries that hold channel interests, subsidiaries that operate systems, and subsidiaries that do both. Certain of ATI's subsidiaries are not wholly-owned. Although ATI has a sufficient interest in each of its subsidiaries to be able to exercise control over them, ATI may owe a fiduciary duty to the holders of various minority interests in its subsidiaries, and may be required to deal with such subsidiaries on terms no less favorable to such subsidiaries than could be obtained from unaffiliated third parties.

         Control by Existing Stockholder. As of February 14, 1997, Donald R. DePriest, Chairman of the Board of ATI, controlled directly or indirectly 19.4% of the total outstanding Common Stock (including the 8.9% which was held of record by MCT Investors, L.P.). Thus, Mr. DePriest holds a substantial ownership interest in ATI and may be in a position to significantly influence the election of ATI's directors and otherwise control the business and affairs of the Company.

         Anti-Takeover Provisions. ATI's Restated Certificate of Incorporation, the Delaware General Corporation Law, the Indentures and certain of the Company's credit facilities contain provisions that might diminish the likelihood that a potential acquiror would make an offer for the Common Stock, impede a transaction favorable to the interests of stockholders or make it difficult to effect a change in control of ATI and replace incumbent management. The existence of these provisions may have a negative effect on the market price of the Common Stock. See "Description of Capital Stock--Certain Charter Provisions and Delaware Law."

         Possible Volatility of Price of the Common Stock. The market price of the Common Stock has been, and may continue to be, subject to wide fluctuations in response to quarterly variations in the Company's results of operations, changes in estimates by analysts, conditions in the wireless cable industry, or general market or economic conditions. In addition, in recent years the stock market has experienced extreme price and volume fluctuations. These fluctuations have had a substantial effect on the market prices for many emerging growth companies and are often unrelated to the operating performance of the specific companies. Such market fluctuations could adversely affect the price of the Common Stock.

         Reliance on Existing Management Team. The Company is dependent upon the efforts and abilities of its existing management team. The loss of one or more members of the Company's management team at any one time could have a material adverse effect upon the Company. The Company currently has employment agreements with Robert D. Hostetler, its President and Chief Executive Officer, and David K. Sentman, its Senior Vice President and Chief Financial Officer. The Company does not maintain any key man life insurance with respect to any of its executive officers or key employees.

         Dividend Policy. ATI has never declared or paid any cash dividends on the Common Stock and does not expect to declare any such dividends in the foreseeable future. Payment of any future dividends will depend upon earnings and capital requirements of the Company, the Company's debt facilities and other factors the Board of Directors considers appropriate. ATI currently intends to retain earnings, if any, to support continuing growth and expansion. ATI's ability to declare cash dividends on the Common Stock is affected by certain covenants in the Indentures. The ability of ATI's subsidiaries to declare dividends and transfer funds in the form of cash dividends, loans or advances to ATI is restricted by certain of the Company's credit facilities.

                                USE OF PROCEEDS

         The Company will not receive any proceeds from the sale of the Shares offered hereby. All proceeds from the sale of the Shares will be for the account of the Selling Shareholders described below. See "Selling
Shareholders."

                              SELLING SHAREHOLDERS

         The Shares offered hereby were issued by ATI to the Selling Shareholders upon the conversion of outstanding shares of ATI's Series B Convertible Preferred Stock sold to the Selling Shareholders in the October 1996 Private Placement. A prior registration statement filed by the Company with the Commission registered some, but not all, of the shares of Common Stock converted from ATI's Series B Convertible Preferred Stock issued in the October 1996 Private Placement. This Prospectus relates to the sale of additional shares of Common Stock converted from Series B Convertible Preferred Sock issued in the October 1996 Private Placement. The Shares offered hereby have been registered pursuant to the Company's agreement that it would register the shares of Common Stock issued to the Selling Shareholders. Certain costs, expenses and fees in connection with the registration of the Shares will be borne by the Company.

         The following table sets forth, as of April 8, 1997, the name of each of the Selling Shareholders, the nature of any position, office, or other material relationship which such Selling Shareholder has had with the Company or its affiliates within the past three years, and the number of Shares owned by each such Selling Shareholder as of the date of this Prospectus. The table also sets forth the maximum number of shares of Common Stock owned by each Selling Shareholder that may be offered for sale by this Prospectus, and the number and percentage of shares of Common Stock to be held by each such Selling Shareholder after completion of the offering assuming the sale of the maximum number of Shares offered hereby. No statement contained herein nor the delivery of this Prospectus in connection with a sale by any Selling Shareholder shall be deemed an admission by the Company or such Selling Shareholder that such Selling Shareholder is in a "control" relationship with the Company within the meaning of the Securities Act.

                                SHARES BENEFICIALLY                                   NUMBER OF SHARES
                                 OWNED PRIOR TO THE                                  BENEFICIALLY OWNED
                                      OFFERING             MAXIMUM NUMBER OF         AFTER THE OFFERING
NAME OF SELLING                       --------           SHARES TO BE SOLD IN        ------------------
SHAREHOLDER (1)               NUMBER         PERCENT          THE OFFERING        NUMBER          PERCENT
---------------               ------         -------          ------------        ------          -------
Wartone Property Holdings
  Ltd.                        234,355           *               234,355              -               -
Harleko Ltd.                  714,218         2.8%              714,218              -               -
Tarian Properties Ltd.        680,934         2.6%              680,934              -               -

---------------------

 *  Less than 1%.

(1) Except as otherwise noted, none of the Selling Shareholders is a director or officer of the Company or has had any other material relationship with the Company within the past three years, except as a shareholder.

                          DESCRIPTION OF CAPITAL STOCK

         The authorized capital stock of ATI consists of 43,000,000 shares, of which 30,000,000 shares are Common Stock, par value $0.01 per share, 10,000,000 shares are Class B Common Stock, par value $0.01 per share (the "Class B Common Stock") and 3,000,000 shares are preferred stock, par value $0.01 per share (the "Preferred Stock"). Of the Preferred Stock, 500,000 shares are currently designated as Series B Convertible Preferred Stock (the "Series B Preferred Stock"). As of March 11, 1997, there were 25,743,607 shares of Common Stock outstanding and held of record by approximately 408 stockholders, no shares of Class B Common Stock outstanding and no shares of Series B Preferred Stock outstanding. In addition, as of March 11, 1997, warrants to purchase an aggregate of 2,000,623 shares of Common Stock were outstanding. All of the outstanding warrants are currently exercisable. A total of 1,525,000 shares of Common Stock are reserved for issuance to officers and key employees of the Company under the American Telecasting, Inc. 1990 Stock Option Program, as amended (the "Stock Option Plan"). As of March 11, 1997, options to acquire 734,000 shares of Common Stock were outstanding, 178,000 of which were vested.

COMMON STOCK

         The issued and outstanding shares of Common Stock are validly issued, fully paid and nonassessable. Subject to the right of holders of Preferred Stock, if any, the holders of outstanding shares of Common Stock are entitled to receive dividends out of assets legally available therefor at such times and in such amounts as the Board of Directors may from time to time determine. The shares of Common Stock are neither redeemable nor convertible, and the holders thereof have no preemptive or subscription rights to purchase any securities of ATI. Upon liquidation, dissolution or winding up of ATI, the holders of Common Stock are entitled to receive, pro rata, the assets of ATI that are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of Preferred Stock then outstanding. Each outstanding share of Common Stock is entitled to one vote on all matters submitted to a vote of stockholders. There is no cumulative voting in the election of directors.

         The Class B Common Stock is identical in all respects to the Common Stock except that the holders of Class B Common Stock, if any, are not entitled to vote on any matters submitted to the stockholders for approval, except as otherwise provided or required by law.

PREFERRED STOCK

         ATI's Restated Certificate of Incorporation authorizes the Board of Directors to issue the Preferred Stock in classes or series and to establish the designations, preferences, qualifications, limitations, or restrictions of any class or series with respect to the rate and nature of dividends, the price and terms and conditions on which shares may be redeemed, the terms and conditions for conversion or exchange into any other class or series of the stock, voting rights and other terms. ATI may issue, without approval of the holders of Common Stock, Preferred Stock which has voting, dividend or liquidation rights superior to the Common Stock and which may adversely affect the rights of holders of Common Stock. The issuance of Preferred Stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of the holders of Common Stock and, under certain circumstances, make it more difficult for a third party to gain control of ATI.

         The holders of Series B Preferred Stock are entitled to receive cumulative dividends, to the extent permitted by law, at the rate of five percent per share per annum commencing on the date of issuance of the Series B Preferred Stock and payable solely in shares of Common Stock on the first to occur of the anniversary date of the issuance of the Series B Preferred Stock or the date of conversion thereof. No dividends or other distributions will be paid or declared and set aside for payment on the Common Stock until full cumulative dividends on all outstanding shares of Series B Preferred Stock have been paid or declared and set aside for payment. The Series B Preferred Stock ranks senior to any other class of capital stock of the Company as to the payment of dividends and the distribution of assets on redemption, liquidation, dissolution or winding up of the Company.

         Each share of Series B Preferred Stock is convertible, at the option of the holder, during the period that commences no later than the 45th day following the date of issuance and ends on the first anniversary of the issuance thereof, into that number of shares of Common Stock that is determined by dividing (a) the sum of (i) the original per share issuance price for each such share of Series B Preferred Stock plus (ii) the amount of all accrued but unpaid dividends on each share of Series B Preferred Stock so converted, by (b) the Conversion Price (as defined herein) in effect at the time of conversion. The "Conversion Price" at any given time shall be equal to 80% of the prevailing market price of the Common Stock, provided that the Conversion Price shall never be greater than $12.50 or less than $2.00. The Company also has the right to require conversion of the Series B Preferred Stock into Common Stock at specified conversion ratios.

CERTAIN CHARTER PROVISIONS AND DELAWARE LAW

         ATI's Restated Certificate of Incorporation contains a provision requiring the affirmative vote of the holders of at least 66 2/3% of the voting power of all the shares of Common Stock of ATI to remove any director or the entire Board of Directors from office at any time, with or without cause, except as otherwise provided. Also, ATI's Restated Certificate of Incorporation grants the Board of Directors the power to adopt, amend, alter, change and repeal the Bylaws of ATI. The affirmative vote of the holders of at least 66 2/3% of the voting power of all of the shares of Common Stock of ATI is required for the stockholders of ATI to adopt, alter, change or repeal the Bylaws of ATI.

         Section 203 of the Delaware General Corporation Law ("Section 203") prohibits certain Delaware corporations from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder unless (i) prior to the date of the business combination, the transaction is approved by the board of directors of the corporation, (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the outstanding voting stock or (iii) on or after the consummation date the business combination is approved by the board of directors and by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder. "Business combinations" include mergers, assets sales and other transactions resulting in a financial benefit to the stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of the corporation's voting stock. A Delaware corporation may "opt out" of application of Section 203 through a provision in its certificate of incorporation or by-laws. ATI has not "opted out" of application of Section 203.

         These provisions might diminish the likelihood that a potential acquiror would make an offer for the Common Stock, impede a transaction favorable to the interests of stockholders or make it difficult to effect a change in control of ATI and replace incumbent management. As a result, the existence of these provisions may have a negative effect on the market price of the Common Stock.

FOREIGN OWNERSHIP PROVISIONS

         The Communications Act provides that certain types of FCC licenses shall not be held directly by corporations of which Aliens own of record or vote more than 20% of the capital stock. In situations in which such an FCC licensee is directly or indirectly controlled by another corporation, Aliens may own of record or vote no more than 25% of the controlling corporation's capital stock. ATI's Restated Certificate of Incorporation requires that all of its officers and directors be U.S. citizens and empowers the Board of Directors to redeem ATI's outstanding capital stock to the extent necessary to prevent the loss or secure the reinstatement of any license or franchise from any governmental agency if a situation arises whereby more than the permitted number of outstanding shares of capital stock of ATI are owned or voted by Aliens. Moreover, ATI's Restated Certificate of Incorporation provides that, in such a situation, no transfers of shares may be made to Aliens and the shares which caused the Company to exceed the statutory limit may neither be voted, receive dividends nor be entitled to any other rights, until transferred to U.S. citizens.

TRANSFER AGENT AND REGISTRAR

         The transfer agent and registrar for the Common Stock is First Union National Bank of North Carolina.

                              PLAN OF DISTRIBUTION

         The Shares offered hereby have been registered pursuant to the Stock Purchase Agreement, which requires the Company to register certain shares of Common Stock issued to the Selling Shareholders and to keep such registration effective as specified in such agreement. All of the Shares have been registered to allow their sale other than as restricted securities under the Securities Act. Pursuant to this registration, Selling Shareholders may choose to sell all or any of their Shares from time to time on the Nasdaq Stock Market, or any other securities exchange on which the Common Stock is then traded or in the over-the-counter market or otherwise at prices and at terms then prevailing or at prices related to the then-current market price or in negotiated transactions. Selling Shareholders may also elect to sell their Shares pursuant to Rule 144 or Rule 144A to the extent such Shares are eligible for sale thereunder. Such sales of Shares may be effected during such time as the Registration Statement is effective.

         The Shares may be sold in one or more of the following transactions:
(a) block trades in which the broker or dealer so engaged will attempt to sell the Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction, (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus, and (c) ordinary brokerage transactions and transactions in which the broker solicits purchasers. In effecting sales, brokers and dealers engaged by Selling Shareholders may arrange for other brokers or dealers to participate. Brokers or dealers will receive commissions or discounts from Selling Shareholders in amounts to be negotiated (and, if such broker-dealer acts as agent for the purchaser of such Shares, from such purchaser). Broker-dealers may agree with the Selling Shareholders to sell a specified number of Shares at a stipulated price per share, and, to the extent such broker-dealer is unable to do so acting as agent for a Selling Shareholder, to purchase as principal any unsold Shares at the price required to fulfill the broker-dealer commitment to such Selling Shareholder. Broker-dealers who acquire Shares as principal may thereafter resell such shares from time to time in transactions (which may involve crosses and block transactions and sales to and through other broker-dealers, including transactions of the nature described above) on the Nasdaq Stock Market, in the over-the-counter market or otherwise at prices and on terms then prevailing at the time of sale, at prices related to the then-current market price or in negotiated transactions and, in connection with such resales, may pay to or receive from the purchasers of such Shares commissions as described above. The Company has been advised that, as of the date hereof, none of the Selling Shareholders have made any arrangements with any broker for the sale of their shares.

         The Selling Shareholders and any participating agents, brokers or dealers may be deemed to be underwriters as such term is defined in the Securities Act and commissions, discounts or any profit realized on the sale of such securities by them may be deemed to be underwriting commissions or discounts under the Securities Act. Any dealer or broker participating in any distribution of the Shares may be required to deliver a copy of this Prospectus including the Prospectus Supplements, if any, to any person who purchases any of the Shares from or through such dealer or broker.

         The Shares to be offered or sold hereby have not been registered or qualified under the laws of any country, other than the United States. To comply with certain states' securities laws, if applicable, the Shares will be offered or sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain jurisdictions, the Shares may not be offered or sold unless they have been registered or qualified for sale in such jurisdictions or an exemption from registration or qualification is available and is complied with by the Selling Shareholders.

         Certain costs, expenses and fees in connection with the registration of the Shares will be borne by the Company. Commissions, discounts and transfer taxes, if any, attributable to the sales of the Shares will be borne by the Selling Shareholders. The Selling Shareholders generally have agreed to indemnify the Company and its affiliates, directors, officers and controlling persons, against certain liabilities in connection with the offering of the Shares pursuant to this Prospectus, including liabilities arising under the Securities Act. In addition, the Company generally has agreed to indemnify the Selling Shareholders, and any of their respective affiliates, directors, officers and controlling persons, against certain liabilities in connection with the offering of the Shares pursuant to this Prospectus, including liabilities arising under the Securities Act.

                                 LEGAL MATTERS

         The validity of the Common Stock offered hereby has been passed upon for the Company by McDermott, Will & Emery, Washington, D.C.

                                    EXPERTS

         The audited consolidated financial statements of the Company incorporated by reference in this Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said reports.

================================================================================




  NO PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH THE OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON OR BY ANYONE IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                                --------------

                   TABLE OF CONTENTS

                                                PAGE
                                                ----
Available Information........................     2
Incorporation of Certain Information by
  Reference..................................     2
The Company..................................     4
Risk Factors.................................     8
Use of Proceeds..............................    14
Selling Shareholders.........................    15
Description of Capital Stock.................    16
Plan of Distribution.........................    18
Legal Matters................................    19
Experts......................................    19

================================================================================

================================================================================


                               1,629,507 SHARES



                         [AMERICAN TELECASTING LOGO]



                                 COMMON STOCK



                                --------------
                                  PROSPECTUS
                                --------------




                                        , 1997


================================================================================

                                    PART II

ITEM 14.          OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

                  SEC registration fee ......................  $    833
                  Fees and expenses of counsel...............    20,000
                  Fees and expenses of accountants...........     5,000
                  Miscellaneous..............................     4,167
                                                               --------
                  Total......................................  $ 30,000
                                                               ========

         Except for the SEC registration fee, all of the foregoing expenses have been estimated. All expenses will be paid by the Company.

ITEM 15.          INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Under Delaware law, a corporation may indemnify any person who was or is a party or is threatened to be made a party to an action (other than an action by or in the right of the corporation) by reason of his service as a director or officer of the corporation, or his service, at the corporation's request, as a director, officer, employee or agent of another corporation or other enterprise, against expenses (including attorneys' fees) that are actually and reasonably incurred by him ("Expenses"), and judgments, fines and amounts paid in settlement that are actually and reasonably incurred by him, in connection with the defense or settlement of such action, provided that he acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interest, and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful. Although Delaware law permits a corporation to indemnify any person referred to above against Expenses in connection with the defense or settlement of an action by or in the right of the corporation, provided that he acted in good faith and in a manner he reasonably believed to be in or not opposed to corporation's best interests, if such person has been judged liable to the corporation, indemnification is only permitted to the extent that the Court of Chancery (or the court in which the action was brought) determines that, despite the adjudication of liability, such person is entitled to indemnity of such Expenses as the court deems proper. The General Corporation Law of the State of Delaware also provides for mandatory indemnification of any director, officer, employee or agent against Expenses to the extent such person has been successful in any proceeding covered by the statute. In addition, the General Corporation Law of the State of Delaware provides the general authorization of advancement of a director's or officer's litigation expenses in lieu of requiring the authorization of such advancement by the board of directors in specific cases, and that indemnification and advancement of expenses provided by the statute shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement or otherwise.

         Article 7 of ATI's Restated Certificate of Incorporation and Article 8 of ATI's Amended and Restated ByLaws provide for indemnification of the Company's directors, officers, employees and other agents to the fullest extent not prohibited by Delaware law.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 16.  EXHIBITS

         4.1 Specimen Class A Common Stock Certificate (incorporated by reference to Exhibit 4.2 to Amendment No. 1 to the Company's Registration Statement on Form S-3 filed with the Commission on April 26, 1996).

         5.1      Opinion of McDermott, Will & Emery.

         23.1     Consent of Arthur Andersen, LLP.

         23.2     Consent of McDermott, Will & Emery (included in Exhibit 5.1).

         24.1 Power of Attorney (included on the signature page to the Registration Statement).

         27.1     Financial Data Schedule.

ITEM 17.  UNDERTAKINGS.

(a)      The undersigned Registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

                  (i) To include any prospectus required by section 10(a)(3) of the Securities Act;

                  (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

                  (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

         provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to
Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the Registration Statement.

         (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange
     Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Colorado Springs, State of Colorado, on April 8, 1997.

                                           AMERICAN TELECASTING, INC.

                                           By:    /s/ ROBERT D. HOSTETLER
                                                  ------------------------------
                                                  Robert D. Hostetler
                                                  President and Chief Executive
                                                  Officer

         KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Donald R. DePriest, Robert D. Hostetler and Richard F. Seney and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities (including his capacity as a director and/or officer of American Telecasting, Inc.) to sign any or all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed on April 8, 1997 by the following persons in the capacities indicated.


         SIGNATURE                                 TITLE
         ---------                                 -----

/s/ DONALD R. DEPRIEST              Chairman of the Board and Director
-----------------------------
Donald R. DePriest


/s/ ROBERT D. HOSTETLER             President, Chief Executive Officer and
-----------------------------           Director (principal executive officer)
Robert D. Hostetler


/s/ RICHARD F. SENEY                Vice Chairman of the Board, Secretary and
-----------------------------       Director
Richard F. Seney


/s/ DAVID K. SENTMAN                Senior Vice President, Chief Financial
-----------------------------       Officer and Treasurer (principal financial
David K. Sentman                    officer)


/s/ FRED C. PATTIN, JR.             Controller (principal accounting officer)
-----------------------------
Fred C. Pattin, Jr.

/s/ MITCHELL R. HAUSER              Director
-----------------------------
Mitchell R. Hauser


/s/ JAMES S. QUARFORTH              Director
-----------------------------
James S. Quarforth


/s/ CARL A. ROSBERG                 Director
-----------------------------
Carl A. Rosberg

                                EXHIBIT INDEX

      Exhibit No.                Description
      -----------                -----------
         4.1      Specimen Class A Common Stock Certificate (incorporated  by reference to Exhibit 4.2 to Amendment No. 1 to the Company's
                  Registration Statement on Form S-3 filed with the Commission on April 26, 1996).

         5.1      Opinion of McDermott, Will & Emery.

         23.1     Consent of Arthur Andersen, LLP.

         23.2     Consent of McDermott, Will & Emery (included in Exhibit 5.1).

         24.1 Power of Attorney (included on the signature page to the Registration Statement).

         27.1     Financial Data Schedule.